U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended September 30, 2001

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquires concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Scott Wilensky
Associate General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4590

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended September 30, 2001

Item 1. — ORGANIZATION CHART

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc. (a)
Natural Station Equipment LLC	Energy related	January 1, 1999	DE	100%	Engages in natural gas distribution
Xcel Energy Cadence Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also
					brokering and marketing of energy commodities
Planergy International Inc. (a)	Energy related	January 2, 1990	TX	100%	Energy service to commercial and industrial customers
Planergy (Delaware) Inc. (a)	Energy related	September, 26 1996	DE	100%	No significant operations
Planergy Services Inc. (a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
Planergy Services of California Inc.	Energy related	November 6, 1984	CA	100%	No significant operations
Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	No significant operations
Planergy Energy Services Corp.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Houston Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services USA Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Texas Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Midwest Inc.	Energy related	December 7, 2000	DE	100%	No significant operations
Planergy New York Inc.*	Energy related	February 20, 1991	NY	100%	Inactive
Planergy Inc. (a)	Energy related	August 19, 1977	TX	100%	Energy service company
Planergy Limited	Energy related	May 13, 1997	Canada	100%	Energy service company
Energy Masters International Inc.	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting
					services
EMI Performance Contracting, Inc.	Energy related	June 18, 2001	DE	100%	Provides energy conservation services
e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Provides energy-related services
e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Provides retail gas marketing services

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Provides retail gas marketing services
Xcel Energy Ventures Inc. (a)
Ultra Power Technologies	Energy related	October 10, 1997	MN	100%	Inactive entity previously involved in the testing of
					underground electric cable.
Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Xcel Energy Wholesale Group Inc. (a)
NRG Energy Inc. (a)	Energy related	May 29, 1992	DE	100%	Develops, organizes, owns and operates non-regulated
					energy-related businesses
NRG Power Marketing Inc.	Energy related	August 18, 1997	DE	100%	Established to maximize the utilization and return of
					NRG's generation assets and to mitigate the risk
					associated with those assets.
NRG PacGen Inc. (a)	Energy related	October 28, 1997	DE	100%	Owns interests in cogeneration and competitive power
					producing projects.
Pacific Generation Company (a)	Energy related	August 3, 1984	OR	100%	Domestic holding company acquired by NRG; also a
					limited partner in Camas Power Boiler Limited
					Partnership
Camas Power Boiler Limited					Owns waste-wood fired steam boiler in Camas paper
Partnership	Energy related	February 6, 1990	OR	100%	mill in Washington
Camas Power Boiler Inc.	Energy related	February 6, 1990	OR	100%	General partner in Camas Boiler Limited Partnership
ESOCO Crockett Inc.	Energy related	December 9, 1992	OR	100%	Operates Crockett cogeneration facility in California
Energy National Inc. (a)	Energy related	September 13, 1984	UT	100%	Holding company
Pacific Generation Resources					Domestic holding company which holds limited
Company	Energy related	November 21, 1991	OR	100%	partner interest in Long Island Cogeneration
Penobscot Energy Recovery
Company	Energy related	August 15, 1985	ME	35.68%	Owns waste-to-energy facility in Orrington, Maine
Maine Energy Recovery Co.	Energy related	June 30, 1983	ME	16%	Owns waste-to-energy facility in Maine
Pacific Orrington Energy					Holds general and limited partner interests in
Inc. (a)	Energy related	November 24, 1992	OR	100%	Orrington Waste LTD, Limited Partnership
Orrington Waste LTD,					Provides waste disposal services to municipalities to
Limited Partnership	Energy related	January 13, 1993	OR	17%	be delivered to waste disposal operators in Maine
ESOCO Inc. (a)	Energy related	February 1, 1989	UT	100%	Domestic holding company for individual ESOCO O&M companies

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

ESOCO Orrington Inc.	Energy related	February 1, 1989	UT	100%	Operates Penobscot Energy Recovery Company in Maine
Pacific Crockett Holdings Inc.	Energy related	February 14, 1991	OR	100%	Domestic holding company for Pacific Crockett Energy
					Inc.
ENI Crockett Limited Partnership(a)	Energy related	April 10, 1995	OR	100%	Limited partner in Crockett Cogeneration, a
					California Limited Partnership
Pacific Crockett Energy Inc.	Energy related	February 6, 1997	UT	100%	General partner in Crockett Cogeneration, a
					California Limited Partnership
ONSITE Energy Inc. (a)	Energy related	January 22, 1986	OR	100%	Domestic holding company of ONSITE Soledad Inc. and
					ONSITE Marianas Corporation; also indirectly holds
					general partner interest in Mt. Poso project and
					limited partner interest in Turner Falls project
Pacific-Mt. Poso Corporation	Energy related	June 8, 1997	OR	100%	General partner in Mt. Poso Cogeneration Company, a
					California Limited Partnership
Turner Falls Limited					Owns Turner Falls cogeneration facility in
Partnership	Energy related		MA	9%	Massachusetts
Pacific Generation Holdings Co.	Energy related	January 12, 1995	OR	100%	Domestic holding company for Pacific Generation
					Funding and Pacific Recycling Inc.
Graystone Corporation (a)	Energy related	May 25, 1989	MN	100%	General partner in Louisiana Energy Services LP
Le Paz Incorporated	Energy related	June 1, 1990	MN	100%	Limited partner in Louisiana Energy Services LP
NRG Cadillac Inc. (a)	Energy related	April 15, 1997	DE	100%	Domestic holding company in Cadillac Renewable Energy
					LLC
Cadillac Renewable Energy LLC	Energy related	February 27, 1997	DE	100%	Owns wood-fired electric generation plant in Mich
O’Brien Cogeneration Inc II	Energy related	December 31, 1985	DE	100%	Owns and/or operates cogeneration facilities.
NEO Corporation (NEO) (a)	Energy related	May 27, 1993	MN	100%	Develops, owns and operates landfill gas,
					hydroelectric and small cogeneration projects in the
					U.S.
NEO Chester-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 3.4 MW cogeneration facility at Crozer Chester
					Hospital in Chester, Pennsylvania
NEO Freehold-Gen LLC	Energy related	July 13, 2000	DE	100%	Formed to acquire landfill gas project
NEO Toledo-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 1.0 MW cogeneration facility at Riverside Hospital in Toledo, Ohio

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Landfill Gas Holdings Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-provides O&M services for
					landfill gas projects
Four Hills LLC	Energy related	August 19, 1996	DE	50%	Landfill gas collection system for Nashua project in
					New Hampshire
NEO Burnsville LLC	Energy related	October 25, 1996	DE	100%	Landfill gas collection system for Edward Kraemer
					landfill in Minnesota
NEO Corona LLC	Energy related	January 8, 1997	DE	100%	Landfill gas collection system for O'Brien project in
					California
NEO Erie LLC	Energy related	August 17, 1999	DE	100%	Landfill gas collection system for project in Denver
NEO Ft Smith LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in Arkansas
NEO Hackensack LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for HMDC/Balefill/Kingsland
NEO Martinez LLC	Energy related	August 18, 1999	DE	100%	Landfill gas collection system for project in
					California
NEO Nashville LLC	Energy related	June 20, 1997	DE	100%	Landfill gas collection system for project in Tenn.
NEO Northern Tier LLC	Energy related	March 11, 1997	DE	100%	Landfill gas collection system for project in
					Pennsylvania
NEO Phoenix LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in Arizona
NEO Prima Deshecha LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Orange
					County, California
NEO Riverside LLC	Energy related	December 19, 1996	DE	100%	Landfill gas collection system for project in
					California
NEO SKB LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in
					Pennsylvania
NEO Tajiguas LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in Santa
					Barbara, California
NEO Woodville LLC	Energy related	February 11, 1998	DE	100%	Landfill gas collection system for project in
					California
NEO El Sobrante LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system
NEO Tri-Cities LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system for project in Fremont, California

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Montauk Genco Management LLC	Energy related	August 21, 2001	DE	100%	Manager of NEO-Montauk Genco LLC
NEO Montauk Genco LLC	Energy related	August 17, 2001	DE	50%	Owner of landfill gas fueled power generation
NEO San Bernardino LLC (a)	Energy related	June 26, 1998	DE	100%	Landfill gas collection system for project in
					California
San Bernardino Landfill Gas Limited Partnership	Energy related	September 18, 1997	DE	95%	Limited partner to landfill gas collection system for project in California
NEO MESI LLC (a)	Energy related	October 12, 1999	DE	100%	Holding company for project company in the business
					of producing and selling synthetic fuel from Ken West
					terminal in Catlettsburg, Boyd County Kentucky on the Big Sandy River
MESI Fuel Station #1 LLC	Energy related	October 28, 1999	DE	50%	Owns synthetic coal processing facility in Kentucky
NEO ECO 11 LLC	Energy related	May 9, 2000	DE	100%	Formed to acquire landfill gas project
Minnesota Methane II LLC (a)	Energy related	April 8, 1997	DE	50%	Owns and operates original 3 NEO/Ziegler landfill gas
					projects
MM Burnsville Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Edward
					Kraemer landfill in Minnesota
Suncook Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Nashua
					project in New Hampshire
Landfill Power LLC	Energy related	May 2, 1994	WY	50%	Owns and operates Flying Cloud landfill gas fueled
					power generation facility in Minnesota
Minnesota Methane LLC	Energy related	September 21, 1998	WY	50%	Owns and operates 18 landfill gas projects in the U.S.
MM Albany Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					New York
MM Biogas Power LLC	Energy related	April 8, 1996	DE	50%	Domestic holding company-owns 100% interest in
					landfill gas fueled power generation projects not yet
					financed
MM Corona Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for O'Brien
					projects in California
MM Cuyahoga Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation project in Ohio
MM Erie Power LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in
					Denver, Colorado

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

MM Hackensack Energy LLC	Energy related	April 8, 1997	DE	50%	Landfill gas fueled power generation for
					HMDC/Balefill/Kingsland O'Brien project in New Jersey
MM Hartford Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for project in
					Connecticut
MM Lopez Energy LLC	Energy related	December 13, 1996	DE	50%	Landfill gas fueled power generation for Lopez Canyon
					project in Los Angeles, California
MM Lowell Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Massachusetts
MM Martinez Energy LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in
					California
MM Nashville Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in
					Tennessee
MM Northern Tier Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in
					Pennsylvania
MM Phoenix Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in
					Arizona
MM Prima Deshecha Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Orange County, California
MM Prince William Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation for project in
					Virginia
MM Riverside LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in
					California
MM San Diego LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for Miramar
					project in California
MM SKB Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in
					Pennsylvania
MM Spokane Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Washington
MM Tacoma LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in
					Washington
MM Tajiguas Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in
					California

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

MM Taunton Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Massachusetts
MM Tomoka Farms Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in
					Florida
MM Tri-Cities Energy LLC	Energy related	February 10, 2000	DE	50%	Landfill gas power generation in Fremont, CA
MM Tulare Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for Visalia
					project in California
MM West Covina LLC	Energy related	December 4, 1995	DE	50%	Landfill gas fueled power generation for BKK project
					in California
MM Woodville Energy LLC	Energy related	February 11, 1998	DE	50%	Landfill gas fueled power generation for project in
					California
MM Yolo Power LLC	Energy related	February 14, 1996	DE	50%	Landfill gas fueled power generation for Visalia
					project in California
MMSB Transco Holdings LLC	Energy related	December 30, 1998	DE	50%	Transport landfill gas for resale
NEO Landfill Gas Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-holds 99% interest in
					landfill gas collection system projects.
Northbrook Acquisition Corp.	Energy related	December 23, 1994	DE	50%	Domestic holding company in STS Hydropower
Northbrook Carolina Hydro LLC	Energy related	October 5, 1995	DE	50%	Owns and operates hydroelectric power plants in North
					Carolina and South Carolina
Northbrook Energy LLC	Energy related	November 4, 1994	DE	50%	Develops hydroelectric power projects in the US
Northbrook New York LLC	Energy related	June 21, 1999	DE	30%	Holds interest in Northbrook Acquisition Corp
O’Brien Biogas (Mazzaro) Inc	Energy related	February 26, 1990	DE	50%	Landfill gas collection system for project in
					Pennsylvania
O’Brien Biogas IV LLC	Energy related	July 8, 1997	DE	50%	Landfill gas fueled power generation for Edgeboro
					project in New Jersey
O’Brien Standby Power Energy Inc	Energy related	December 6, 1988	DE	50%	Landfill gas fueled power generation for SKB project
					in Pennsylvania
STS Hydropower LTD (a)	Energy related	August 11, 1987	MI	50%	Owns and operates hydroelectric projects in
					California, Colorado, Michigan, Virginia and Wash.
NEO Albany LLC	Energy related	September 12, 1995	DE	100%	Landfill gas collection system for project in NY
NEO Cuyahoga LLC	Energy related	October 31, 1996	DE	100%	Landfill gas collection system for project in Ohio

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Edgeboro LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for O'Brien project in
					New Jersey
NEO Fitchburg LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Hartford LLC	Energy related	October 13, 1995	DE	100%	Landfill gas collection system for project in
					Connecticut
NEO Lopez Canyon LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in
					California
NEO Lowell LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Prince William LLC	Energy related	October 30, 1996	DE	100%	Landfill gas collection system for project in Virginia
NEO San Diego LLC	Energy related	October 12, 1995	DE	100%	Landfill gas collection system for Miramar project in
					California
NEO Spokane LLC	Energy related	November 22, 1995	DE	100%	Landfill gas collection system for project in
					Washington
NEO Tacoma LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in
					Washington
NEO Taunton LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Tomoka Farms LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system of Volusia project in
					Florida
NEO Tulare LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for Visalia project in
					California
NEO West Covina LLC	Energy related	July 16, 1997	DE	100%	Landfill gas collection system for BKK project in
					California
NEO Yolo LLC	Energy related	December 23, 1996	DE	100%	Landfill gas collection system for project in
					California
NRG Thermal Corporation (a)	Energy related	October 25, 1999	DE	100%	Provides district heating and cooling systems in
					several cities in the U.S.

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NRG Energy Center Minneapolis LLC	Energy related	October 27, 1999	DE	100%	Owns and operates the district heating and cooling
					system serving customers in the downtown Minneapolis
					area
NRG Energy Center San Diego LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate San Diego Power & Cooling,
					a chilled water plant serving customers in downtown
					San Diego area
NRG Energy Center Rock Tenn LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to
					Rock-Tenn Corporation in St. Paul
NRG Energy Center Grand Forks LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with a contract to provide
					steam at the Grand Forks Air Force Base
NRG Energy Center Paxton Inc.	Energy related	April 25, 2000	DE	100%	Formed to own interest in cogeneration facility and
					sell steam to NRG Energy Center Harrisburg Inc.
NRG Energy Center Washco LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to
					Anderson Corporation and the State of Minnesota
					Correctional Facility
NRG Energy Center Dover LLC	Energy related	July 12, 2000	DE	100%	Own 18 MW cogeneration facility and 80 MW expansion
					project in Dover, Delaware
NRG Thermal Services Inc.	Energy related	July 5, 2000	DE	100%	This entity formed to hold the chiller plant assets
					and diesel services business for NRG Energy Center
					Harrisburg Inc.
NRG Energy Center Pittsburgh LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate the Pittsburgh Thermal
					district heating and cooling plant which currently
					serves approx 25 customers in the Pittsburgh area.
NRG Energy Center San Francisco LLC	Energy related	July 30, 1991	DE	48.09%	Provides district heating and cooling services in
					California
NRG Capital LLC	Energy related	April 9, 2001	DE	100%	Sole member of construction revolver borrower
NRG Finance Company I LLC	Energy related	February 6, 2001	DE	100%	Borrower under proposed construction revolver
NRG Turbines LLC	Energy related	August 15, 2001	DE	100%	Owner for financing purposes of certain turbines
					prior to their assignment to project companies
Utility Engineering Corporation (UE) (a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in
					engineering, design and construction management, and
					invests in developing cogeneration and energy-related
					projects
Quixx Corporation (a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Quixxlin Corporation (a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden (LP)	Energy related	June 25, 1996	TX	49.5%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc. (a)					Holding company for subsidiaries providing energy
					marketing services
e prime Inc. (a)	Energy related	January 30,1995	CO	100%	Holds energy-related companies and engages in energy
					marketing, trading and providing energy services
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Hold energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
Johnstown Cogeneration Company LLC	Energy related	February 8, 1996	CO	50%	Operates cogeneration facility
Viking Gas Transmission Company	Gas related	February 2, 1988	DE	100%	Natural gas transmission
NSP-Minnesota (a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several
					nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	12.5%	Storage facility of spent nuclear fuel in Utah

(a) Directly and/or indirectly holds securities in energy-related companies.
LP: Limited Partner, GP: General Partner.

Narrative Description of Activities for Reporting Period

Natural Station Equipment LLC (“STATCO”) – STATCO assembles, packages and sells equipment (large compressors, heavy steel storage vessels, and fuel dispensers) to the national and international natural gas industry for their construction and operation of natural gas fueling stations.

Xcel Energy Cadence Inc. – Holds interest in Cadence Network Inc. Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy International Inc. and subsidiaries – Planergy International Inc. consists of operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers.

e prime Energy Marketing Inc. – e prime Energy Marketing Inc. provides energy related products and services, which include natural gas marketing and trading.

e prime Florida Inc. – e prime Florida Inc. provides energy related products and services.

e prime Georgia Inc. – e prime Georgia Inc. provides energy related products and services.

Ultra Power Technologies – Inactive entity previously involved in the testing of underground electric cable.

Texas-Ohio Pipeline Inc. – small pipeline company that connects two major interstate pipelines.

NRG Power Marketing Inc. – Established to maximize the utilization and return of NRG’s generation assets and to mitigate the risk associated with those assets. NRG Power Marketing purchases and markets energy and energy related commodities including electricity, natural gas, oil, coal and emission allowances.

NRG PacGen Inc. – Owns interests in cogeneration and competitive power producing projects.

Graystone Corporation – General partner in Louisiana Energy Services LP which provides uranium enrichment services.

NRG Cadillac Inc. – Owns a portion of Cadillac Renewable Energy LLC. Which owns a 38 MW wood fired plant located in Cadillac, Michigan.

O’Brien Cogeneration Inc. II – Owns and/or operates cogeneration facilities.

NEO Corporation – Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.

NRG Thermal Corporation – Provides district heating and cooling systems in several cities in the U.S.

Narrative Description of Activities for Reporting Period (continued)

NRG Capital LLC – Sole member of construction revolver borrower.

Utility Engineering Corporation – Utility Engineering Corporation is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation and its subsidiaries from NC Enterprises. Quixx’s primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden LP – Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

e prime Inc.(“e prime”) – e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company LLC (“Johnstown”) – Johnstown is an electric cogeneration facility which e prime owns a 50% general partnership interest.

Viking Gas Transmission Company – Gas transmission pipeline company.

Nuclear Management Company – Nuclear operating company that manages several nuclear plants for 5 different utilities.

Item 2. – ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
Issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security

Xcel Energy Retail	ST Debt	$4,931	Renewal	3.86%	Planergy International Inc	None	$4,931
Xcel Energy Retail	ST Debt	16,100	Issue	3.86%	Planergy International Inc	None	16,100
Xcel Energy Retail	ST Debt	861	Renewal	3.86%	Cadence Network Inc	None	861
Utility Engineering Corp.	ST Debt	61,000	Renewal	3.86%	Xcel Energy Wholesale	None	61,000
Utility Engineering Corp.	ST Debt	6,000	Issue	3.86%	Xcel Energy Wholesale	None	6,000
Xcel Energy Retail	ST Debt	750	Renewal	3.86%	e prime Energy Marketing	None	750
Xcel Energy Retail	ST Debt	6,260	Issue	3.86%	e prime Energy Marketing	None	6,260
Quixx Corporation	ST Debt	36,200	Renewal	3.86%	Utility Engineering Corp	None	36,200
Quixx Corporation	ST Debt	850	Issue	3.86%	Utility Engineering Corp	None	850
Utility Engineering Corp.	ST Debt	800	Renewal	3.86%	Applied Power Associates	None	800
Utility Engineering Corp.	ST Debt	650	Renewal	3.86%	Proto-Power Corporation	None	650
Utility Engineering Corp.	ST Debt	500	Issue	3.86%	Proto-Power Corporation	None	500
Utility Engineering Corp.	ST Debt	1,750	Renewal	3.86%	Universal Utility Services	None	1,750
Utility Engineering Corp.	ST Debt	675	Renewal	3.86%	Precision Resource Co	None	675
Utility Engineering Corp.	ST Debt	100	Issue	3.86%	Precision Resource Co	None	100
Xcel Energy Markets Inc.	ST Debt	9,700	Issue	3.86%	e prime inc	None	9,700
Xcel Energy Markets Inc.	ST Debt	2,147	Issue	3.86%	Viking Gas Transmission Co	None	2,147
Texas-Ohio Pipeline Inc.	ST Debt	150	Renewal	3.86%	Xcel Energy Ventures Inc	None	150
Texas-Ohio Pipeline Inc.	ST Debt	20	Issue	3.86%	Xcel Energy Ventures Inc	None	20

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution

NSP Nuclear Corporation	Nuclear Management Company	$54

Item 3. – ASSOCIATED TRANSACTIONS

Part I. – Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed

Utility Engineering Corp.	PSCo	Engineering/Utility Professional Services	$39,261	—	—	$39,261
Utility Engineering Corp.	Southwestern Public Service Co	Engineering/Utility Professional Services	4,178	—	—	4,178
Utility Engineering Corp.	Xcel Energy Services Inc	Engineering/Utility Professional Services	1,036	—	—	1,036
Utility Engineering Corp.	NRG Energy Inc	Engineering/Utility Professional Services	163	—	—	163
Utility Engineering Corp.	Northern States Power Company	Engineering/Utility Professional Services	4,503	—	—	4,503
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	30	—	—	30
e prime Inc.	PSCo	Gas purchased	33,747	—	—	33,747
Viking Gas Transmission Co.	NSP-Minnesota	Gas transportation services	2,900	—	—	2,900
Viking Gas Transmission Co.	NSP-Wisconsin	Gas transportation services	1,040	—	—	1,040

Part II. – Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of			Cost	Total
Receiving	Rendering	Services	Direct	Indirect	Of	Amount
Services	Services	Rendered	Costs Charged	Costs Charged	Capital	Billed

Cadence Network Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	$4	$1	$—	$5
Planergy International Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	571	(54)	241	758
Quixx Linden LP	Quixx Power Services	Power plant operating management fee	1,117	—	—	1,117
		and expenses
Quixx Linden LP	Quixx Corporation	Partnership management fee	75	—	—	75
Utility Engineering Corporation	Xcel Energy Services Inc	Administrative support; mgmt services	2,404	753	174	3,331
Natural Station Equipment LLC	Xcel Energy Services Inc	Administrative support; mgmt services	51	(51)	51	51
e prime Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	693	243	9	945
e prime Inc.	PSCo	Gas transportation services	125	—	—	125
e prime Inc.	PSCo	Compressor – Usage	48	—	—	48
NRG Energy Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	335	4,137	(20)	4,452
NRG Thermal Services Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	1	—	—	1
Energy Masters International	Xcel Energy Services Inc	Administrative support; mgmt services	382	590	(44)	928
Ultra Power Technologies Inc.	Xcel Energy Services Inc	Administrative support; mgmt services	28	4	—	32
Viking Gas Transmission Co.	Xcel Energy Services Inc	Administrative support; mgmt services	216	301	—	517

Item 4. – SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of September 30, 2001	$18,615,622		Line 1
Total capitalization multiplied by 15%
(Line 1 multiplied by 0.15)	2,792,343		Line 2
Greater of $50 million or line 2		$2,792,343	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	89,222
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	10,000
Utility engineering/construction services (Category VII)	6,330
Developing/Ownership QF’s (Category VIII)*	785,379

Total current aggregate investment		891,032	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system		$1,901,311	Line 5

(line 3 less line 4)

Investments in gas-related companies:	(in thousands)

Total current aggregate investment:
(categorized by major line of gas-related business)
Section 2(a) gas-related activities (Category I)	27,675

Total current aggregate investment		$27,675

*Includes $781.9 million of aggregated investment by Xcel Energy in NRG Energy

Item 5. – OTHER INVESTMENTS (in thousands)

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment

Brokering/Marketing services	$27,199	$27,199
Engineering and related services	$11,463	$11,463
Developing/Ownership QF’s	$85,713	$85,713

(a)	Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies’ investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

By /s/ David E. Ripka David E. Ripka Vice President and Controller

November 29, 2001

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 2001 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado	South Dakota Public Utilities Commission
1580 Logan Street	500 E. Capitol Ave.
Denver, CO 80203	Pierre, SD 57501

Public Service Commission of Wyoming	Public Service Commission of Wisconsin
Hansen Building, Suite 300	610 North Whitney Way
2515 Warren Avenue	Madison, WI 53707
Cheyenne, WY 82002

Public Utility Commission of Texas	Michigan Public Service Commission
1701 N. Congress Avenue	6545 Mercantile Way, Suite 7
Austin, Texas 78711	Lansing, MI 48911

New Mexico Public Regulation Commission	Arizona Corporation Commission
224 E. Palace Avenue	1200 West Washington
Santa Fe, NM 87503	Phoenix, AZ 85007

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105

Minnesota Public Utilities Commission
121 E. 7th Place, Suite 350
St. Paul, MN 55101

North Dakota Public Service Commission
600 East Blvd
Bismarck, ND 58505